Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 30, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 10, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from J.P. Morgan Exchange-Traded Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

JPMorgan U.S. Large Cap Value Plus ETF, shares of beneficial interest

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi